Exhibit 99.1

Date: January 27, 2023	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Neovasc Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	February 03, 2023
Record Date for Voting (if applicable) :	February 03, 2023
Beneficial Ownership Determination Date :	February 03, 2023
Meeting Date :	March 06, 2023
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	64065J403	CA64065J4037

Sincerely,

Computershare
Agent for Neovasc Inc.